SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          The Warnaco Group, Inc.
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                              (Name of Issuer)

               Class A Common Stock, Par Value $.01 per Share
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                       (Title of Class of Securities)

                                  934390105
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                               (CUSIP Number)

                        Stanley P. Silverstein, Esq.
                          The Warnaco Group, Inc.
                               90 Park Avenue
                          New York, New York 10016
                               (212) 370-8455
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             February 17, 2000
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          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.






CUSIP No. 934390105
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Linda J. Wachner
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a) [  ]
            (b) [  ]
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS

            PF, BK, SC
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e): [  ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

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NUMBER OF             7.    SOLE VOTING POWER             12,756,685
SHARES                --------------------------------------------------------
BENEFICIALLY          8.    SHARED VOTING POWER                 0
OWNED BY EACH         --------------------------------------------------------
REPORTING             9.    SOLE DISPOSITIVE POWER        12,548,011
PERSON WITH:          --------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER            0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      12,774,665
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES  [  ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.6%
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14.   TYPE OF REPORTING PERSON
            IN
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ITEM 1.  SECURITY AND ISSUER.


      This statement relates to the shares of Class A common stock, par value $.01 per share (the "Common Stock"), of The Warnaco Group, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 90 Park Avenue, New York, New York 10016. The telephone number at that address is (212) 661-1300.

ITEM 2.  IDENTITY AND BACKGROUND.

      This statement is being filed by Linda J. Wachner, Chairman of the Board, President and Chief Executive Officer of the Company. Mrs. Wachner is a citizen of the United States of America. Mrs. Wachner's principal business address is 90 Park Avenue, New York, New York 10016.

      During the last five years Mrs. Wachner has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      All of the shares of Common Stock beneficially owned by Mrs. Wachner have been previously reflected in the Company's Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 10, 2000.

      Of the 12,774,665 shares of Common Stock beneficially owned by Mrs.
Wachner:

      (i) 2,561,000 shares of Common Stock were acquired by Mrs. Wachner pursuant to the Warnaco Amended and Restated 1988 Employee Stock Purchase Plan in exchange for $6,016,130.

      (ii) an aggregate of 858,843 shares of Common Stock were granted to Mrs. Wachner as restricted stock awards on August 9, 1995, May 6, 1996, May 9, 1997, May 8, 1998, and May 6, 1999, and were (in the case of the 1995 and 1996 grants) or are (in the case of the 1997, 1998 and 1999 grants) subject to restrictions on transfer that lapse with respect to 25% of such shares of Common Stock on each anniversary of the date of grant (an aggregate of 226,236 unvested, 344,725 issued).

      (iii) an aggregate of 5,300,000 options to purchase shares of Common Stock were granted to Mrs. Wachner on February 19, 1998, January 4, 1999 and February 17, 2000.

      (iv) 3,758,490 restoration (reload) options to purchase shares of Common Stock were granted to Mrs. Wachner on February 25, 1998 automatically upon the exercise of previously granted options to purchase shares of Common Stock.

      (v) 232,816 shares of Common Stock were acquired by Mrs. Wachner on February 25, 1998, by exercise of stock options.

      (vi) 333,418 shares of Common Stock were acquired by Mrs. Wachner in 1986.

      (vii) 17,980 shares of Common Stock were acquired by Mrs. Wachner pursuant to the Company's 401(k) plan.

      Employee stock options held by Mrs. Wachner have exercise prices ranging from $10.6875 to $36.4375 per share of Common Stock. Restricted stock awards made to Mrs. Wachner vested at prices ranging from $8.28125 to $42.9063 per share of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

      Mrs. Wachner acquired the shares of Common Stock reported herein for investment purposes. Mrs. Wachner intends, however, to continue to review her investment in the Company on the basis of various factors, including the Company's business, results of operations, financial condition and future prospects, conditions in the securities markets and general economic and industry conditions. Based upon such review, Mrs. Wachner will take such actions as she may deem appropriate in light of the circumstances existing from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mrs. Wachner beneficially owns an aggregate of 12,774,665 shares of Common Stock which represented 20.6% of all shares of Common Stock which would have been issued and outstanding on each of February 17, 2000 and October 16, 2000, assuming the exercise of all Company employee stock options held by Mrs. Wachner. The 12,774,665 shares of Common Stock beneficially owned by Mrs. Wachner includes (i) 9,058,490 shares of Common Stock purchasable upon the exercise of employee stock options held by Mrs. Wachner at exercise prices ranging from $10.6875 to $36.4375 per share of Common Stock, (ii) shares of Common Stock granted to Mrs. Wachner as restricted stock awards, of which 344,725 shares of Common Stock have been issued and 226,236 shares of Common Stock remain unvested, (iii) 418 shares of Common Stock held by the Linda J. Wachner Charitable Trust of which Mrs. Wachner is the trustee and (iv) 17,980 shares of Common Stock held by Mrs. Wachner in the Company's 401(k) plan.

      Except as set forth in this Item 5(a), Mrs. Wachner does not beneficially own any shares of Common Stock. Mrs. Wachner disclaims that she is a member of a group with any other holder or holders of any shares of Common Stock.

      (b) Mrs. Wachner has the sole power to vote and dispose of all shares of Common Stock beneficially owned by her except for :

            (i) 418 shares of Common Stock held by the Linda J. Wachner Charitable Trust. As Trustee of the Linda J. Wachner Charitable Trust, Mrs. Wachner has the sole power to vote the 418 shares of Common Stock held by the Linda J. Wachner Charitable Trust and K. I. Starr, the Special Trustee for the Linda J. Wachner Charitable Trust, has the sole power to dispose of such 418 shares of Common Stock.

      Mr. Starr's principal occupation is a certified public accountant. Mr. Starr is a citizen of the United States of America. Mr. Starr's principal business address is 350 Park Avenue, 9th Floor, New York, New York 10022.

      During the last five years Mr. Starr has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

            (ii) 226,236 shares of Common Stock granted to Mrs. Wachner as restricted stock awards which have not yet vested.

            (iii) 17,980 shares of Common Stock acquired by Mrs. Wachner pursuant to the Company's 401(k) plan. Merrill Lynch Trust Company, as trustee for the Company's 401(k) plan, has sole power to vote the 17,980 shares of Common Stock held in the Company's 401(k) plan. Mrs. Wachner has sole power to dispose of all of such 17,980 shares of Common Stock.

      Except as set forth in this Item 5, Mrs. Wachner does not beneficially own any shares of Common Stock.

      (c) There were no transactions by Mrs. Wachner with respect to shares of Common Stock during the past 60 days.

      (d) Mrs. Wachner has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all shares of Common Stock that she beneficially owns other than the 418 shares of Common Stock held by the Linda J. Wachner Charitable Trust.

      (e)   Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

      Not applicable.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 17, 2000



                                          /s/ Linda J. Wachner
                                          --------------------------
                                          Linda J. Wachner